SE

17009010

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SEC Mail Processing Section

MAR 01 2017

Washington DC

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-40426

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Madison Avenue Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15050 Avenue of Science, Suite 150

(No. and Street)

San Diego (City) CA (State) 92128 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Connie Knapp 858-207-1305

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF

(Name – *if individual, state last, first, middle name*)

2020 Camino Del Rio North, Suite500, (Address) San Diego (City) CA (State) 92108 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Wayne Talleur, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Madison Avenue Securities, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]

Signature

President and CEO

Title

See Attached

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Diego

Subscribed and sworn to (or affirmed) before me on this 27 day of Feb, 2017, by Wayne Tallevr

____,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

OFFICIAL SEAL
GISELLE C. JIMERSON
NOTARY PUBLIC-CALIFORNIA
COMM. NO. 2099967
SAN DIEGO COUNTY
MY COMM. EXP. MAR. 12, 2019
RBG-1

(Seal) Signature ____________

MADISON AVENUE SECURITIES, LLC

ANNUAL FILING IN ACCORDANCE
WITH RULE 17a-5

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

PKF

MADISON AVENUE SECURITIES, LLC

TABLE OF CONTENTS

PKF
Certified Public Accountants
A Professional Corporation

Accountants &
business advisers

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Madison Avenue Securities, LLC
San Diego, California

We have audited the accompanying statements of financial condition of Madison Avenue Securities, LLC, as of December 31, 2016 and 2015, and the related statements of operations, changes in equity, and cash flows for the years then ended. These financial statements are the responsibility of Madison Avenue Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Madison Avenue Securities, LLC as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I, II III and IV has been subjected to audit procedures performed in conjunction with the audits of Madison Avenue Securities, LLC's financial statements. The supplemental information is the responsibility of Madison Avenue Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PKF

San Diego, California
February 27, 2017

PKF
Certified Public Accountants
A Professional Corporation

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfcalifornia.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

MADISON AVENUE SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2016 and 2015

	2016	2015
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 1,197,973	$ 1,818,130
Commissions receivable	110,179	389,167
Registered representative receivables, net	101,388	111,386
Prepaid expenses	191,698	76,222
Related party and other receivable	31,800	41,678
Income taxes receivable	-	5,412
Total current assets	1,633,038	2,441,995
Property and equipment, net	12,905	81,245
Deposits with clearing organization	100,000	100,000
Goodwill	1,438,244	64,000
Total assets	$ 3,184,187	$ 2,687,240
LIABILITIES AND EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 166,672	$ 76,945
Accrued liabilities	48,002	36,375
Commissions payable	554,130	783,713
Employment liabilities	225,764	229,073
Related party payable	28,202	23,359
Other liabilities	46,045	63,636
Total liabilities	1,068,815	1,213,101
COMMITMENTS AND CONTINGENCIES (Note 9)		
EQUITY		
Members' equity	2,115,372	1,474,139
Total liabilities and equity	$ 3,184,187	$ 2,687,240

The accompanying notes are an integral part of the financial statements.

MADISON AVENUE SECURITIES, LLC
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2016 and 2015

	2016	2015
Revenues:		
Commission revenue	$ 8,518,404	$ 14,529,272
Investment advisory fee revenue	4,791,786	4,022,819
Total commission and investment advisory fee revenue	13,310,190	18,552,091
Trading related revenue	737,578	543,486
Other revenues	1,944,250	2,583,304
Interest	4,038	2,848
Total revenues	15,996,056	21,681,729
Expenses:		
Commission and fee expense	11,619,224	16,368,006
Employment expense	2,712,516	2,668,924
Operating expense	1,921,687	2,326,227
Trading related expense	550,697	401,060
Interest expense	4,943	5,158
Total expenses	16,809,067	21,769,375
Loss before income taxes	(813,011)	(87,646)
Provision for income taxes (note 1, note 2 and note 8)	(20,000)	(223,369)
Net loss	$ (833,011)	$ (311,015)

The accompanying notes are an integral part of the financial statements.

MADISON AVENUE SECURITIES, LLC
STATEMENTS OF CHANGES IN EQUITY
For the Years Ended December 31, 2016 and 2015

Balance at December 31, 2014	$ 1,785,154
Net loss	(311,015)
Balance at December 31, 2015	1,474,139
Contribution of capital	100,000
Member allocation on member transfer of ownership	1,374,244
Net loss	(833,011)
Balance at December 31, 2016	$ 2,115,372

The accompanying notes are an integral part of the financial statements.

MADISON AVENUE SECURITIES, LLC
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2016 and 2015

	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (833,011)	$ (311,015)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	76,919	59,832
Provision for losses	(34,477)	146
Deferred taxes	-	189,000
Changes in operating assets and liabilities:		
Security positions - long at market	-	9,338
Commissions receivable	278,988	22,092
Registered representative receivables	44,475	(30,003)
Prepaid expenses	(115,476)	(15,726)
Related party receivable	9,878	(41,678)
Income taxes receivable	5,412	(4,572)
Accounts payable	89,727	35,080
Accrued liabilities	11,627	(123,298)
Commissions payable	(229,583)	(44,514)
Employment liabilities	(3,309)	55,003
Related party payable	4,843	-
Other liabilities	(17,591)	(2,518)
Net cash used in operating activities	(711,578)	(202,833)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(8,579)	(50,018)
Net cash used in investing activities	(8,579)	(50,018)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Borrowings on note payable	310,858	341,431
Payments on note payable	(310,858)	(341,431)
Capital contribution	100,000	-
Net cash provided by financing activities	100,000	-
Net decrease in cash and cash equivalents	(620,157)	(252,851)
Cash and cash equivalents at beginning of year	1,818,130	2,070,981
Cash and cash equivalents at end of year	$ 1,197,973	$ 1,818,130

The accompanying notes are an integral part of the financial statements.

MADISON AVENUE SECURITIES, LLC
STATEMENTS OF CASH FLOWS (CONTINUED)
For The Years Ended December 31, 2016 and 2015

	2016	2015
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for income taxes	$ 19,239	$ 34,369
Cash paid during the year for interest	$ 4,943	$ 5,158
NONCASH INVESTING AND FINANCING ACTIVITIES:		
Push down accounting of goodwill and acquisition	$ 1,374,244	$ -

The accompanying notes are an integral part of the financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

In February 2015, Madison Avenue Securities, Inc. ("MAS" or the "Company") ceased to be a wholly-owned subsidiary of Asset Marketing Systems Insurance Services, LLC ("AMS") and converted its tax and entity status to a Delaware limited liability company on February 20, 2015. This was completed pursuant to a Share Transfer Agreement by and among AMS, a Delaware LLC, and Metcalfe, Inc., a Subchapter S corporation. Under this agreement, AMS transferred all of the outstanding shares of the Company to Metcalfe, Inc., as part of a corporate reorganization such that the beneficial owners, the same individuals who own AMS in the same proportions, hold their beneficial ownership of the Company through Metcalfe, Inc. instead of through AMS. Subsequent to the Share Transfer Agreement, the beneficial owners of Metcalfe, Inc. sold a minority interest (24.99%) in the Company to a third-party, KT Equity Partners II LLC. This change had no effect on operations. Taxes recorded on the Statement of Operations for the year ended December 31, 2015 are the result of the write off of the C Corporation's net operating losses following the filing of the C Corporation's closing tax returns. (See note 2 "income taxes" and note 8).

On December 31, 2016, the beneficial owners of Metcalfe, Inc. sold their remaining interest (75.01%) in the Company to the minority owner, KT Equity Partners II, LLC. As part of the sale, two classes of membership units were created, 100,000 Class A Voting Units and 10,000 Class B Nonvoting Units. KT Equity Partners II, LLC purchased 100,000 Class A Units and 7,500 Class B Units with Metcalfe, Inc. maintaining 2,500 Class B Units. Class B Unitholders have no voting rights and limited representation on the board of managers, but have certain limited preferential rights, with regard to distributions as defined in the Company's operating agreement. This change had no effect on operations.

Except as otherwise provided by the Limited Liability Company Act, the debts, obligations, and liabilities of the Company, whether arising in contracts, tort or otherwise, shall be solely the debts, obligations, and liabilities of the Company, and the member of the Company shall not be obligated personally for any such debts, obligations, or liabilities of the Company solely by reason of being a member of the Company. The Company will continue as a limited liability company until such time as the managing member decides the advantages of the limited liability company structure are no more.

The Company provides securities investment services as an introducing broker-dealer. The Company maintains a clearing relationship with Pershing, LLC who carries all MAS customer brokerage accounts on a fully disclosed basis. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company provides investment advisory services, registered with the Securities and Exchange Commission under the Investments Advisers Act of 1940 to provide these services.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures at the date of the financial statements, and the amounts of revenues and expenses reported during

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates (continued)

the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, certificates of deposit and money market funds purchased with an original maturity of three months or less to be cash equivalents.

Commissions and Registered Representatives Receivable

Commissions and registered representative receivables at December 31, 2016 and 2015 consist of commission revenues owed to the Company for investments transacted as an introducing broker-dealer and amounts owed from registered representatives. As of December 31, 2016 and 2015, commission receivables were $110,179 and $389,167, respectively. As of December 31, 2016 and 2015, receivables from registered representatives were $101,388 and $111,386, respectively, net of an allowance for uncollectible accounts of $15,000 and $784, respectively. The Company monitors losses on a daily basis. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses and determines the allowance based on historical write-off experience, and specific facts.

Property and Equipment, Net

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years, or the life of the lease if shorter. The Company expenses general repairs and maintenance costs as incurred.

Revenue Recognition

The Company records commission revenues and related expenses on a trade date basis as securities transactions are executed. Investment advisory fee revenues are recorded during the period in which services are provided. Other revenue represents fees related to product support and registered representative support, recognized when the related fees are incurred or services are provided.

Financial Instruments

The Company does not hold financial instruments for trading purposes as part of its business operations. Substantially all of the Company's financial instruments, which include cash and cash equivalents, receivables, security positions, and indebtedness are carried at the amount that approximates their fair value in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*, which requires assets and liabilities to be measured at fair value and segregated into one of three levels.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include product issuers, clearing organizations, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

For the year ended December 31, 2016, commission revenues from four types of investments, Real Estate Investment Trusts, Mutual Funds, Direct Participation Products, and Investment Advisory accounted for approximately 68% of total revenues.

For the year ended December 31, 2015, commission revenues from three types of investments, Real Estate Investment Trusts, Direct Participation Products, and Investment Advisory accounted for approximately 64% of total revenues.

As of December 31, 2016 and 2015, no registered representative accounted for more than 10% of gross revenues.

The Company maintains its bank accounts at one financial institution located in California. Funds are insured to $250,000 by the Federal Deposit Insurance Corporation ("FDIC"). As of December 31, 2016 and 2015, the Company had accounts with uninsured cash balances of approximately $947,700 and $1,567,300, respectively. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financially stable institutions.

The Company maintained clearing accounts at a financial institution located in New Jersey. The Securities Investors Protection Corporation ("SIPC") insures customers for up to $250,000 cash losses and up to $500,000 in total at these institutions. At December 31, 2016, the Company had no uninsured cash balances at this institution. The Company has not experienced any losses in the accounts and management believes it places its cash on deposit with financially stable institutions.

Income Taxes

Prior to February 20, 2015, the Company was taxed as a C Corporation. On February 20, 2015, the Company elected to be taxed under the provisions of subchapter S of the Internal Revenue Code ("IRC"). As a Delaware limited liability company doing business in California, the Company is not liable for federal income taxes. However, the Company is subject to an $800 minimum state franchise tax and a fixed fee based on revenues. For the years ended December 31, 2016 and December 31, 2015, the franchise tax fee based on revenues was estimated at approximately $16,000 and $16,000, respectively. The total state tax included in the provision for income taxes for the years ended December 31, 2016 and December 31, 2015 was $4,000 and $4,000, respectively. As a result of the change in the tax status, the Company recognized income tax expense in its 2015 continuing operations of $223,369 which includes a reduction in deferred tax assets of $189,000, from the write off of the forfeited net operating loss

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

carryovers. The Company is also subject to franchise taxes in various states it operates. However, the members are liable for individual federal and state income taxes on the Company's taxable income. The Company expects to disburse funds necessary to satisfy the members' estimated minimum personal income tax liabilities.

Goodwill

On December 31, 2016, KT Equity Partners II, LLC, the Company's minority owner purchased, for cash, the majority share of the Company from the former majority owner. The fair value of the total compensation paid by KT Equity Partners II, LLC totaled $1,882,157 resulting in an increase in goodwill of $1,372,244. The fair value of assets and liabilities acquired on December 31, 2016 was determined to be equal to the book value of such assets and liabilities as of December 31, 2016. Pushdown accounting was used to record the acquisition in the Company's financial statements. The holding company that owns KT Equity Partners II, LLC and their indirect affiliated companies are expected to create synergies for their shared clientele.

Goodwill is accounted for in accordance with FASB ASC 350, *Intangibles – Goodwill and Other*. Under FASB ASC 350, goodwill is no longer amortized but instead is assessed for impairment at least annually. The goodwill recorded on the balance sheet is the result of the acquisition of Ashland Securities, Inc. in November 2005 and the acquisition of the Company by KT Equities LLC in December 2016. Management has evaluated the carrying value of the goodwill and determined there are no indicators of impairment at December 31, 2016 and 2015. As of December 31, 2016 and 2015 the goodwill was $1,438,244 and $64,000, respectively.

Subsequent Events

In January 2017, the Company entered into a note payable agreement relating to financed insurance premiums. The terms of the agreement require monthly installments of $35,348, which would include interest at a rate of 3.70%. The balance is due in November 2017.

On February 24, 2017, the Company received a capital contribution of $200,000 from KT Equity Partners II, LLC to be used in the normal operations of the Company.

Management has evaluated subsequent events, as defined by FASB ASC 855, *Subsequent Events*, through the date that the financial statements were available to be issued on February 27, 2017.

Reclassifications

Certain prior year amounts have been reclassified for consistency with the current period presentation. Reclassifications had no effect on the reported net loss.

NOTE 3 – PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following at December 31:

	2016	2015
Furniture and fixtures	$ 14,658	$ 10,079
Equipment	32,765	31,657
Computer equipment	103,085	129,185
Leasehold improvements	50,098	50,098
	200,606	221,019
Less: accumulated depreciation and amortization	(187,701)	(139,774)
Property and equipment, net	$ 12,905	$ 81,245

Depreciation and amortization expense for the years ended December 31, 2016 and 2015 was $76,919 and $59,832, respectively.

NOTE 4 – COMMISSIONS PAYABLE

Commissions payable consist of commission expense due to registered representatives and clearing organizations. As of December 31, 2016 and 2015, $554,130 and $783,713, respectively, were payable to registered representatives and clearing organizations.

NOTE 5 – EMPLOYMENT LIABILITIES

Employment liabilities at December 31, 2016 and 2015, consist of unpaid and accrued compensation, payroll taxes and paid time off totaling $225,764 and $229,073, respectively.

NOTE 6 – EMPLOYEE BENEFIT PLAN

On January 1, 2005, Asset Marketing Systems Insurance Services, LLC instituted a 401(k) plan (the "Plan") in which AMS and the Company's employees may participate if they are 18 years or older and after they have been employed one full month with a minimum one hour of actual service performed. An employee may contribute up to the maximum allowed by Internal Revenue Service ("IRS") regulations. The Company, now a participating employer in the plan, reinstated the matching of employees' contributions in 2015. The matching contributions expensed in 2016 and 2015 were $42,449 and $32,443, respectively.

NOTE 7 – NET CAPITAL REQUIREMENT

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1, and that the Company maintain minimum net capital of $50,000 or 6-2/3% of aggregated indebtedness ($71,254 and $80,874 at December 31, 2016 and 2015, respectively), whichever is higher.

At December 31, 2016 and 2015, the Company had net capital of $311,390 and $1,028,525, respectively, which was $240,136 and $947,651, respectively, in excess of its required minimum net capital and the ratios of aggregate indebtedness to net capital were 3.43 to 1 and 1.18 to 1, respectively.

NOTE 8 – INCOME TAXES

Significant components of the provision for income taxes for the years ended December 31, 2016 and 2015 are as follows:

	2016	2015
Current (provision) benefit:		
Federal	$ -	$ (10,130)
State	(20,000)	(24,239)
	(20,000)	(34,369)
Deferred (provision) benefit:		
Federal	-	(98,000)
State	-	(91,000)
	-	(189,000)
Provision for income taxes	$ (20,000)	$ (223,369)

As a result of the change in tax status, the deferred tax assets were written off during 2015.

The Company is subject to U.S. federal or state income tax examinations by tax authorities for the years after 2012. During the periods open to examination, the Company had net operating loss carry-forwards for U.S. federal and state tax purposes that have attributes from closed periods. Since these net operating losses may be utilized in the open periods, they remain subject to examination.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Operating Lease

In January 2010, the Company entered into a sublease agreement with AMS to lease office space. The sublease commenced on April 1, 2010 and was set to expire July 31, 2013. The lease was renegotiated resulting in reduced rent obligations beginning in January 2013. The new lease term is effective for one year with three subsequent single year renewal options. On July 1, 2015, the Company executed a second amendment to the sublease agreement to increase the space occupied by 424 square feet. In January 2016, the Company opened an office in Illinois. The Company executed a year sublease agreement with renewable one year terms for the Illinois office. Rent expense totaled $123,137 and $101,898 for the years ended December 31, 2016 and 2015, respectively. The Company exercised its year renewal option for 2017 on both properties and rental payments in 2017 are expected to be $136,167.

Legal and Regulatory Matters

The Company is occasionally involved in legal proceedings in the ordinary course of business, including arbitration claims and other claims. The Company's legal proceedings are generally initiated by its customers' clients and involve the purchase or sale of investment securities.

For the years ended December 31, 2016 and 2015, the Company incurred approximately $146,707 and $598,430, respectively, in legal expenses and settlements.

NOTE 10 – RELATED PARTY TRANSACTIONS

In 2016 and 2015, the Company paid no dividends. After the reorganization in February 2015, the Company pays many previously shared expenses directly. AMS paid operating expenses under the expense sharing agreement on behalf of the Company in the amounts of $259,395 and $231,243 for the years ended December 31, 2016 and 2015, respectively. The Company made repayments to AMS of approximately $694,999 and $288,239 for the years ended December 31, 2016 and 2015, respectively. As of December 31, 2016 and 2015, the receivable balance from AMS was $21,112 and $18,708, respectively and the payable balance was $28,202 and $23,359, respectively.

SUPPLEMENTAL INFORMATION

MADISON AVENUE SECURITIES, LLC
Schedule I
COMPUTATIONS OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2016 and 2015

	2016	2015
COMPUTATION OF NET CAPITAL		
Total equity	$ 2,115,372	$ 1,474,139
Deduction of Non-allowable equity:		
Fidelity bond deductible	14,495	2,953
Total equity qualified for net capital	2,100,877	1,471,186
Deductions/charges:		
Non-allowable assets:		
Cash	291	269
Commissions receivable	13,161	62,449
Registered representative receivables, net	101,388	111,386
Prepaid expenses	191,698	76,222
Related party receivables	31,800	41,678
Income taxes receivable	-	5,412
Property and equipment, net	12,905	81,245
Goodwill	1,438,244	64,000
Total non-allowable assets	1,789,487	442,661
Net capital before haircuts on securities positions (tenative net capital)	311,390	1,028,525
Haircuts on securities	-	-
Net capital	$ 311,390	$ 1,028,525
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable	$ 166,672	$ 76,945
Accrued liabilities	48,002	36,375
Commissions payable	554,130	783,713
Employment liabilities	225,764	229,073
Related party payable	28,202	23,359
Other liabilities	46,045	63,636
Total aggregate indebtedness	$ 1,068,815	$ 1,213,101

See accompanying report of independent registered public accountant's firm.

MADISON AVENUE SECURITIES, LLC
Schedule I
COMPUTATIONS OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2016 and 2015

	2016	2015
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6-2/3% of aggregate indebtedness or $50,000, whichever is greater)	$ 71,254	$ 80,874
Net capital in excess of amount required	$ 240,136	$ 947,651
Net capital less greater than 10% of aggregate indebtedness or 120% of $50,000	$ 204,509	$ 907,215
Ratio: Aggregate indebtedness to net capital	3.43 to 1	1.18 to 1

See accompanying report of independent registered public accountant's firm.

MADISON AVENUE SECURITIES, LLC
Schedule II
RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended December 31, 2016

NET CAPITAL	
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 311,390
Adjustments:	-
Net capital, as adjusted	$ 311,390

See accompanying report of independent registered public accountant's firm.

MADISON AVENUE SECURITIES, LLC
SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2016 and 2015

A computation of reserve requirement is not applicable to Madison Avenue Securities, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See accompanying report of independent registered public accountant's firm.

MADISON AVENUE SECURITIES, LLC.
SCHEDULE IV
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2016 and 2015

Information relating to possession or control requirements is not applicable to Madison Avenue Securities, LLC, as the Company qualifies for exemption under the Rule 15c3-3 (k)(2)(ii).

See accompanying report of independent registered public accountant's firm.

MADISON AVENUE SECURITIES, LLC

REPORT ON THE ANNUAL ASSESSMENT

PERSUANT TO RULE 17a-5(e)(4)

FOR THE YEAR ENDED DECEMBER 31, 2016

PKF

PKF
Certified Public Accountants
A Professional Corporation

SEC
Mail Processing
Section
MAR 01 2017
Washington DC
416

PKF
Accountants & business advisers

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Members of
Madison Avenue Securities, LLC
San Diego, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Madison Avenue Securities, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Madison Avenue Securities, LLC's compliance with the applicable instructions of Form SIPC-7. Madison Avenue Securities, LLC's management is responsible for Madison Avenue Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers by reviewing Madison Avenue Securities, LLC's accounting records and internal financial information, noting no differences; and
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers by reviewing Madison Avenue Securities, LLC's accounting records and internal financial information, noting no differences.
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PKF
PKF
Certified Public Accountants
A Professional Corporation

San Diego, California
February 27, 2017

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfcalifornia.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

21*21*******3105********************MIXED AADC 220
40428 FINRA DEC
MADISON AVENUE SECURITIES LLC
15050 AVE OF SCIENCE STE 150
SAN DIEGO CA 92128-3441

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Connie Knapp (858) 207-1305

2. A.	General Assessment (item 2e from page 2)	$ 30,244
B.	Less payment made with SIPC-6 filed (exclude interest) 07/25/2016 Date Paid	(14,942)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	15,302
E.	Interest computed on late payment (see instruction E) for ___ days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 15,302

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☑
Total (must be same as F above) $ 15,302

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Madison Avenue Securities, LLC
(Name of Corporation, Partnership or other organization)

Connie Knapp
(Authorized Signature)

CFO
(Title)

Dated the 25th day of January, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 15,994,415
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,678,803
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	26,962
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	123,481
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Mutual Fund trails, Oil & Gas Programs and Variable Annuity trails (Deductions in excess of $100,000 require documentation)	1,931,048
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 4,943	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	4,943
Total deductions	3,896,791
2d. SIPC Net Operating Revenues	$ 12,097,624
2e. General Assessment @ .0025	$ 30,244

(to page 1, line 2.A.)